Exhibit 99.1

YM BIOSCIENCES REPORTS SUCCESSFUL REGULATORY
REVIEWS OF NIMOTUZUMAB MANUFACTURING

MISSISSAUGA, Canada - May 24, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, and its majority owned subsidiary, CIMYM BioSciences Inc. today announced that the manufacturing facility for nimotuzumab, the Company’s humanized monoclonal antibody for the treatment of cancer, has been successfully scaled up to a 500 litre-capacity continuous perfusion fermentation process.

YM also reported that Health Canada has issued a No Objection Letter for the product manufactured at the 500 litre capacity to be used in clinical trials in Canada. A competent regulatory authority in the EU has also inspected and certified the manufacturing process and infrastructure at the Center for Molecular Immunology. A further increase in the manufacturing capacity to 1,000 litre scale continuous fermentation is also anticipated to be completed in 2007.

Nimotuzumab is manufactured in a continuous process using a stirred tank perfusion bioreactor. This production method delivers higher production capacity than batch production in bioreactors of the same size.

“The 500 litre-capacity fermentation process is sufficient for the initial commercialization of nimotuzumab. This drug is also being manufactured for other licensees at Biocon Biopharmaceuticals Limited, a subsidiary of Biocon Ltd. in Bangalore, India and at Biotech Pharmaceuticals Limited in Beijing, China, where production is anticipated to start shortly,” said David Allan, Chairman and CEO of YM BioSciences.

About Nimotuzumab
Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer. Global development of nimotuzumab through a number of licensees and the licensor of the drug is ongoing in multiple tumour types, including: pediatric and adult glioma, pancreatic cancer, prostate cancer, non-small cell lung cancer, esophageal cancer, cervical cancer, and breast cancer.

Daiichi Sankyo Co., Ltd., the Japanese licensee of nimotuzumab, has obtained approval by Japanese regulatory authorities to start a Phase I clinical trial of nimotuzumab for the treatment of solid tumours. Oncoscience AG in Germany is expected to complete enrollment during the first half of 2007 in a Phase III trial of nimotuzumab as first-line therapy in pediatric pontine glioma. YM is in the planning stages of a Phase II study in the same indication in the United States and Canada and also anticipates filing an IND for a Phase II trial evaluating nimotuzumab in colorectal cancer in the immediate future.

Nimotuzumab continues to be differentiated from the other antibodies and small molecules targeting the tyrosine kinase pathway. These other drugs in this class have been shown to produce the debilitating and unpleasant side-effects of rash, hypomagnesemia, conjunctivitis, painful paronychial inflammation, diarrhea and constipation. Such side-effects have rarely been reported in patients treated with nimotuzumab.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com